SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Current Technology Corporation
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                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)

                                  23130E 10 4
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                                 (CUSIP Number)

                             Michael Weiner, Esq.
                  Meltzer, Lippe, Goldstein & Breitstone, LLP
                               190 Wilis Avenue
                               Mineola, NY 11501
                                 (516) 747-0300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/01/2008
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 23130E 10 4
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(1) Names of reporting persons.

    Rosenbloom, Mark
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        3,098,630 (1)

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        3,098,630 (1)

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     3,098,630 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     2.4% (2)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Includes (i) 1,200,000 shares of common stock of the Issuer, issuable to the Reporting Person upon the exercise of currently exercisable common stock purchase warrants, (ii) 600,000 shares of common stock issuable upon the exercise of a currently exercisable common stock purchase warrant that is beneficially owned by the Reporting Person through his control of an entity and (iii) 98,630 shares of common stock beneficially owned by the Reporting Person through his control of an entity.

(2) Includes (i) 1,200,000 shares of common stock of the Issuer, issuable to the Reporting Person upon the exercise of currently exercisable common stock purchase warrants, (ii) 600,000 shares of common stock issuable upon the exercise of a currently exercisable common stock purchase warrant that is beneficially owned by the Reporting Person through his control of an entity and (iii) 98,630 shares of common stock beneficially owned by the Reporting Person through his control of an entity. The percentage ownership of the Reporting Person was calculated based upon 131,790,653 shares of common stock of the Issuer stated as outstanding as of May 13, 2008 in the Issuer's Form 10-Q, for for the fiscal quarter ended March 31, 2008.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           This Amendment No. 2 amends and supplements the Schedule 13D/A filed August 10, 2005 and the Schedule 13D filed on August 26, 2004 (the "Schedule 13D") by the Reporting Person and relates to the common stock, no par value (the "Common Stock") of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the "Company"), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

           The following Items are hereby amended as follows:






Item 2. Identity and Background.

          (a) N/A

          (b) N/A

          (c) N/A

          (d) N/A

          (e) N/A

          (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

           N/A

Item 4. Purpose of Transaction.

           Based upon non-material dispositions of shares of common stock of the Issuer and the increase in the aggregate number of outstanding shares of common stock of the Issuer, the Reporting Person's beneficial ownership was reduced below 5% in 2007.

Item 5. Interest in Securities of the Issuer.

          (a) The Reporting Person beneficially owns 3,098,630 shares of common stock of the Issuer, which is 2.4% of the outstanding class of common stock of the Issuer. This amount includes (i) 1,200,000 shares of common stock of the Issuer, issuable to the Reporting Person upon the exercise of currently exercisable common stock purchase warrants, (ii) 600,000 shares of common stock issuable upon the exercise of a currently exercisable common stock purchase warrant that is beneficially owned by the Reporting Person through his control of an entity and (iii) 98,630 shares of common stock beneficially owned by the Reporting Person through his control of an entity. The percentage ownership of the Reporting Person was calculated based upon 131,790,653 shares of common stock of the Issuer stated as outstanding as of May 13, 2008 in the Issuer's Form 10-Q, for for the fiscal quarter ended March 31, 2008.

          (b) 3,098,630

          (c) On May 9, 2008, the entity controlled by the Reporting Person, executed a cashless exercise of a portion of its common stock purchase warrant, resulting in the issuance to the entity of 98,630 shares of common stock of the Issuer. The exercise was based upon the exercise price of $0.125 per share.

          (d) N/A

          (e) Based upon non-material dispositions of shares of common stock of the Issuer and the increase in the aggregate number of outstanding shares of common stock of the Issuer, the Reporting Person's beneficial ownership was reduced below 5% in 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 06/05/2008                      /s/ Mark Rosenbloom
                                      Name:  Mark Rosenbloom

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages